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                                                                  EXHIBIT 2
                                    [LETTERHEAD]

                                    June 11, 1997


Harry M. Brittenham, Esq.
Ziffren, Brittenham, Branca & Fischer
1801 Century Park West
Los Angeles, CA 90067-6406

Dear Skip:

       Thank you for your letter of May 30, 1997. The purpose of this letter is to:

      1)  respond specifically to your May 30, 1997 letter;
      2)  summarize the remaining open points;
      3) and most importantly, create a detailed framework within which we can move towards a rapid closure of our proposed transaction.

I will attempt to organize my comments according to the numbered paragraphs of your May 30, 1997 letter.

      1. OVERVIEW. Let me begin by noting that your proposal substantially narrows the remaining open issues. We appreciate your efforts to create a transaction structure which is in the best interests of all Cinergi shareholders.

       As we discussed on the telephone, rather than continue to refine your May 30th letter of discussion points to the point it becomes a formal binding offer to the Company, we believe the most efficient next step is negotiate a definitive merger agreement. We have instructed John McHale of Gipson, Hoffman and Pancione to begin preparing that document and expect to be able to provide a first draft to you for your review within the next week to ten days. Our goal is to have a document in final form by the end of June.

       2. DEVELOPMENT PROJECTS. With respect to the development projects, the Company has requested that Mr. Vajna increase his minimum bid to $5 million. I am aware that on behalf of Mr. Vajna you have rejected that request and that your minimum bid remains $4.75 million. We have decided to accept that minimum bid.

       Please note that some of the language in your May 30, 1997 letter is inconsistent with the bidding procedures we have chosen to employ as we market the development projects. Two points are particularly important. First, although we will require an initial overbid of $5.47 million, there will be no "last match" by either Mr. Vajna or any other purchaser. To the extent


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Harry M. Brittenham, Esq.
June 11, 1997
Page 2

we receive a qualified overbid, we will simply conduct a pure auction. The highest bid will win. As we discussed on the telephone, I know you agree that this is clearly in the best interest of all of our shareholders. Second, please note that the bidding procedures will require the ultimate purchaser to reimburse the Company for any development expenditures incurred from May 1, 1997 through the closing of the sale of the development projects. A schedule outlining the actual payments since May 1st and the projected payments through September 1, 1997 is enclosed for your review. That identical schedule will be provided to all prospective purchasers. Finally, I would like to highlight one mechanical matter. To the extent Mr. Vajna is the successful bidder, at the end of the sixty-day period the Company will enter into a binding agreement to sell the development projects to Mr. Vajna subject to, and in conjunction with, closing of the contemplated merger.

       A draft copy of the cover letter which will accompany the development package and which outlines the bidding procedures in detail is also enclosed for your review.

       3. EMPLOYMENT AGREEMENT. As we discussed on the telephone, I would like to suggest that Mr. Vajna's employment be terminated at the closing. At the closing Mr. Vajna would receive 100% of his unpaid base salary through December 31, 1997 and 50% of his base salary for the year of 1998. Although we recognize that the termination provision does not cover continuing participations, please note that those obligations are being transferred to Disney and Cinergi. Your lawyer should review that documentation to make sure that they are comfortable, that Disney and Cinergi recognize those obligations. We have discussed the issue with both of those entities and believe they are comfortable with those obligations. We agree that Mr. Vajna will be free, upon the execution of our merger documents and signing of the Fox Agreement, to enter into a third party producing or other employment or consulting agreement, but in the event the agreement with Disney is terminated by either party thereto or pursuant to the terms of the Disney Agreement and the closing does not take place, the merger document would terminate without liability of either party to the other and Mr. Vajna would be required to return to the public Cinergi and resume his duties pursuant to the terms of his current employment agreement.

       4.  MERGER OFFER. Covered under paragraph 1 above.

       (a) FISHBURN LITIGATION. As we discussed on the telephone, we recognize this is a continuing obligation of CPEI. If this issue has not resolved itself by closing, we will mutually agree on an appropriate reserve.

       (b) BROADWAY BRAWLER. I am happy to report the BRAWLER transaction has closed. All monies have been transferred. Please perform whatever due diligence you deem necessary to confirm this fact.

       (c) D&O INSURANCE. Mr. Braverman is in the process of obtaining a six-year policy which has been reviewed by Ron Blanc and we believe it is acceptable to Mr. Blanc. Please confirm. Also, please note that there is a portion of the premium which is allocable to post-closing employment practices. That portion of the premium will be an obligation of Mr. Vajna's.




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Harry M. Brittenham, Esq.
June 11, 1997
Page 3


       (d) ALTERNATIVE MINIMUM TAX. We recognize this is an obligation of Cinergi. We have asked Ernst & Young to quantify the amount.

       (e) BRITISH SALE-LEASEBACK. Mr. Braverman is in the process of arranging a satisfactory resolution of this contingent liability. We expect that this will be acceptable to you and therefore will eliminate this issue. We will keep you apprised.

       (f) DIE HARD. We are in the final stages of definitive documentation with respect to DIE HARD.

       (g) SPECIAL EFFECTS FACILITY. As you know, Disney has expressed some interest in purchasing the special effects facility. To the extent a transaction has not closed by the date of the merger, we would expect to transfer that facility to Mr. Vajna at its current book value. That book value is approximately $3.2 million as of March 31, 1997. Please confirm this as acceptable.

       (h) EVITA SOUNDTRACK. We expect to sell the EVITA soundtrack prior to the execution of the merger document. I will let you know if that changes.

       (i) OLIVER STONE COMMITMENTS. In my last conversation with Mr. Vajna, he indicated that he expected to have a satisfactory resolution of this matter. Please confirm.

      (j) LEGAL FEES RECEIVABLE. Please note that the legal fees paid by Cinergi for employees to be paid by Mr. Vajna are already classified as receivables on CPEI's books. We will confirm the amount with you and expect it to be paid by Mr. Vajna in due course.

       (k) ALAN SMITHEE. It is my understanding that this issue has been resolved. Please confirm.

       (l) EMPLOYEES. The Board of Directors has approved a severance plan, which of course was reviewed with Mr. Vajna. All severance payments will be made prior to closing. The only remaining items to be settled are Mr. Vajna's and Mr. Braverman's employment contracts. I believe we have an agreement under the principle on Mr. Vajna as noted under paragraph 3 above. The company will settle Mr. Braverman's employment contract prior to closing.

       (m) DISNEY DEAL. As you know, we expect the due diligence on the Disney transaction to be completed by June 13, 1997, thereby eliminating the major condition to Disney's obligation to purchase the library.

       (n) INDEMNITY. The private company would remain obligated to indemnify, defend, advance monies and hold harmless its former employees pursuant to the terms of various indemnity agreements and undertakings to reimburse indemnification costs to Cinergi (public corporation).

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Harry M. Brittenham, Esq.
June 11, 1997
Page 4


       5. DUE DILIGENCE PERIOD. This paragraph is no longer relevant, as we are moving directly in a definitive agreement.

       Finally, please note that it is the Company's current intention to make a press release summarizing both the current state of negotiations with Mr. Vajna and updating our shareholders on the progress of the Disney and Fox transactions within the next week to ten days. We would like to have a final, definitive agreement with Fox before we make that press release. We expect to have that agreement within the next week.

       I look forward to continuing to work with you towards a successful transaction.


                                     Sincerely,


                                     /s/  R. TIMOTHY O'DONNELL
                                        -------------------------------
                                          R. Timothy O'Donnell



Enclosures: Schedule 1 -- Development Cost Commitments
            Schedule 2 -- Development Bidding Procedures Letter

cc:  Warren Braverman
     Greg Paul
     John Schuster
     John McHale
     Randy Paul
     Dede Lebovits

RTO'D/dm